EXHIBIT 99.67

Mercator Secures Power to Complete Phase II Expansion at Mineral Park

Vancouver, British Columbia August 31, 2010 - Mercator Minerals Ltd. (the "Company") (TSX - ML) is pleased to announce its wholly-owned subsidiary Bluefish Energy Corporation (“Bluefish”) has entered into a contract to purchase a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc. The turbine will supply power for Phase II at Mineral Park and is scheduled for delivery at the end of November 2010. The gas turbine has a design capacity of 35 MW against the overall requirements of the Phase II operation at 50,000 tons per day of 57 MW. Mineral Park currently purchases approximately 25 MW from the grid. The turbine is expected to be fully operational by the end of the first quarter of 2011.

Bluefish has executed a committed term sheet (subject only to standard documentation) with Trafigura AG (“Trafigura”) to provide the equipment financing on a non recourse basis, secured by its assets, in the amount of US$21 million over a term of 7 years.

Concurrent with Bluefish securing the financing for the purchase of the gas turbine, Mineral Park has entered into a long term off-take contract with Trafigura for annual volumes of 70,000 dry metric tons of copper concentrate over a term of 7 years.  Delivery conditions will provide material savings on freight, smelting and refining costs when sold to domestic outlets.

“The purchase of the gas turbine is the optimal power solution to complete the Phase II expansion at Mineral Park allowing for the effective management of a significant cost component, including the opportunity to hedge power costs,”  said Michael Surratt, President & CEO of Mercator. “Beyond the ability to finance a power solution on favorable terms, the off-take partnership with Trafigura will positively impact total cash costs,” added Surratt.

Trafigura AG is a wholly owned subsidiary of Trafigura Beheer B.V., one of the world’s leading international commodity traders, specializing in the minerals, metals and oil markets.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction,  the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.